

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Andrew Chien
Chief Executive Officer
USChina Venture I, Inc.
USChina Venture II, Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re:** **USChina Venture I, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 24, 2011, as amended**
> **File No. 000-54255**
>
> **USChina Venture II, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 24, 2011, as amended**
> **File No. 000-54256**

Dear Mr. Chien:

    We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              /s/ Paul Fischer for
                              Larry Spirgel
                              Assistant Director